Pricing Supplement No. 327 Dated September 21, 1995
(To Prospectus and Prospectus Supplement
Dated May 4, 1994)                                Rule 424(b)(3)
                                             Registration Statement
                   U.S.$6,000,000,000               No. 33-53101
                 FORD MOTOR CREDIT COMPANY

            Medium-Term Notes Due from 9 Months
               to 30 Years from Date of Issue

     Ford Motor Credit Company ("Ford Credit") has designated $15,000,000 aggregate principal amount of its Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue having specific terms set forth below. Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to purchase the Notes at a price of 99.793% of their principal amount for resale at an initial public offering price of 100% of their principal amount. After the initial public offering, the offering price may be changed.


Issue Date:              September 26, 1995
Principal Amount:        $15,000,000
Interest Rate:           7.10% per annum
Interest Payment Dates:  March 15 and September 15 of each year commencing March 15, 1996
Stated Maturity:         September 26, 2005

          Ford Credit may, at its option, redeem the Notes upon not less than 30 nor more than 60 days' notice given in the manner provided in the Indenture, as a whole but not in part, on September 26, 2000 and on any Business Day thereafter (any such day so designated being a "Redemption Date") at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest thereon to the Redemption Date.
If any Redemption Date is not a Business Day, the Notes will be redeemed on the next succeeding Business Day and no interest shall accrue for the period from and after such Redemption Date.




                       MERRILL LYNCH & CO.